For: B+H Ocean Carriers Ltd.

From: Navinvest Marine Services (USA) Inc.
The Sail Loft
19 Burnside Street
Bristol, RI 02809

FOR IMMEDIATE RELEASE

B+H Ocean Carriers, Ltd. Announces Revised Unaudited Results for the First Quarterly Period Ended March 31, 2007

NEW YORK, NEW YORK, May 16, 2007. . . . B+H Ocean Carriers Ltd. (AMEX: BHO) reported that unaudited net income for the three months ended March 31, 2007 was understated by $0.4 million in the earnings announcement released on May 11, 2007. Revised unaudited net income was $3.1 million or $0.44 per share.

The previously released net income figure of $2.7 million or $0.38 per share (basic and diluted) reflected losses of $1.0 million from changes in the market value of put option contracts which were entered into to mitigate the risk associated with changes in charter rates. These losses were comprised of $0.6 million for the three months ended March 31, 2007 and additional losses of $0.4 million for the month of April, 2007. The cumulative total loss was inadvertently booked from the statement for April 2007.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

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For further information, including the Company’s latest Annual Report on Form 20F, access the Company’s website: www.bhocean.com

Company Contact:  John LeFrere
              917.225.2800